UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

(Offeror)

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 843-0710

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,228,220.48	$10,062.10

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by adding the sum of (i) 39,816,974 shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc. issued and outstanding, multiplied by the offer price of $2.20 per Share; (ii) 1,719,814 Shares issuable pursuant to outstanding restricted share unit awards and performance share unit awards of Synacor, Inc., multiplied by the offer price of $2.20 per Share; and (iii) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $2.20 per Share, multiplied by $0.46, representing the difference between the offer price of $2.20 per Share and the $1.74 weighted average exercise price for such stock options. The foregoing Share figures have been provided by Synacor, Inc. and are as of February 26, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,062.10	Filing Party:	SY Merger Sub Corporation SY Holding Corporation CLP SY Holding, LLC Centre Lane Partners V, L.P.
Form of Registration No.:	Schedule TO	Date Filed:	March 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase for cash all outstanding shares of common stock of Synacor, Inc., a Delaware corporation (“Synacor”), par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The information under the subheading “Are there any compensation arrangements between Purchaser and Synacor’s executive officers or other key employees?” set forth in the “Summary Term Sheet,” appearing on page 9 of the Offer to Purchase, is hereby amended and restated as follows (new language underlined):

“Are there any compensation arrangements between Purchaser and Synacor’s executive officers or other key employees?

As of the date of this Offer to Purchase, no executive officer of Synacor or current member of Synacor’s management team has entered into any agreement, arrangement or understanding with Purchaser, Parent or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent or, as of the date of this Offer to Purchase, has had any discussions with Purchaser, Parent or their affiliates regarding the same. Furthermore, Purchaser and Parent have informed Synacor that they do not plan to enter into or discuss any such employment or retention agreement, arrangement or understanding with Synacor’s current executive officers prior to the Effective Time. However, the Merger Agreement provides that Parent will provide, or cause its subsidiaries to provide, key continuing employees of Synacor, following the Effective Time, a substantial performance-driven cash bonus program and a long-term incentive program based on Synacor’s financial performance and value appreciation. It is anticipated that Synacor’s executive officers will be eligible to participate in these programs.

2. The information set forth in Section 11 of the Offer to Purchase, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” is hereby amended and supplemented as follows:

The second paragraph under the subsection titled “Background of the Offer,” appearing on page 30 of the Offer to Purchase, is amended and restated as follows (new language underlined):

On January 10, 2018, a private investment firm (“Company A”) entered into a mutual non-disclosure agreement with the Company after expressing interest in exploring a potential acquisition of the Company, which included a standstill provision for the benefit of the Company, and, after the expiration of this original mutual non-disclosure agreement, a new mutual non-disclosure agreement was entered into with Company A in August 2020, which also included a standstill provision for the benefit of the Company. This standstill provision terminated upon the announcement of the Transactions and did not preclude Company A from making an offer to acquire the Company’s securities or assets. On February 6, 2018, Company A submitted a non-binding indication of interest to acquire the Company, and on April 25,

2018, following discussion between the parties, submitted an updated non-binding indication of interest. On May 8, 2018, the Company engaged Liontree Advisors LLC (“Liontree”) to act as the Company’s financial advisor for purposes of evaluating potential strategic opportunities pursuant to an engagement letter which had a stated termination date of December 31, 2018. Liontree then reached out to approximately 12 potential strategic and financial companies to evaluate their interest in an acquisition of the Company. On June 20, 2018, Company A informed the Company that they were unable to support the transaction at the proposed value set forth in the non-binding indication of interest. The outreach by Liontree to additional parties did not lead to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

The third paragraph under the subsection titled “Background of the Offer,” appearing on page 30 of the Offer to Purchase, is amended and restated as follows (new language underlined):

In October 2018, the Company and a publicly-traded software company (“Company B”) entered into a mutual non-disclosure agreement to explore a potential business combination, which contained a standstill provision for the benefit of the Company. This standstill provision expired prior to the commencement of the negotiation process with CLP that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions. Later that month, the Company delivered a non-binding indication of interest letter to Company B proposing a “merger of equals” which, following further discussion and negotiation, was executed by the parties in December 2018. However, the parties were ultimately unable to agree on terms for the transaction and elected to terminate the process in March 2019.

The fourth paragraph under the subsection titled “Background of the Offer,” appearing on pages 30 and 31 of the Offer to Purchase, is amended and restated as follows (new language underlined):

In March 2019, the Company and a publicly-traded software company (“Company C”) entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, to explore a potential business combination. This standstill provision expired prior to the commencement of the negotiation process with CLP that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions. On August 13, 2019, Company C submitted a non-binding letter of intent proposing an acquisition of the Company with consideration in the form of cash and stock. However, following further discussion between the Company and Company C and following the Company’s engagement of Canaccord Genuity LLC (“Canaccord Genuity”) as the Company’s financial advisor and Canaccord Genuity’s further assistance to the Company in evaluating potential strategic opportunities as described below, the Company and Company C mutually agreed in October 2019 not to pursue a transaction.

The sixth paragraph under the subsection titled “Background of the Offer,” appearing on page 31 of the Offer to Purchase, is amended and restated as follows (new language underlined):

Also, during the third quarter of 2019, the Company Board was evaluating divesting its portal and advertising business so as to convert the Company into a pure-play software company. The Company’s management engaged in outreach to approximately five companies, and, on July 30, 2019, the Company entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, with an investment subsidiary of a publicly-traded financial services company (“Company E”), who had expressed an interest in acquiring the Company’s portal and advertising business. This standstill provision (as amended on July 13, 2020 as described below) terminated upon the announcement of the Transactions and did not preclude Company E from making an offer to acquire the Company’s securities or assets. Another information and technology services company (“Company F”), with whom the Company already had a valid non-disclosure agreement from May 2018 from a prior commercial relationship, also expressed interest in acquiring the Company’s portal and advertising business. In October 2018, the Company and Company F had entered into a subsequent mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company. This standstill provision expired prior to the commencement of the negotiation process with CLP (as defined below) that resulted in the Transactions and, if still in effect, would have terminated upon the announcement of the Transactions.

The thirteenth paragraph under the subsection titled “Background of the Offer,” appearing on page 32 of the Offer to Purchase, is amended and restated as follows (new language underlined):

The Company also then directed Canaccord Genuity to commence outreach to various parties to consider an acquisition of the Company and/or its software and services business. From the middle of July 2020 to the middle of September 2020, Canaccord Genuity reached out to 37 parties (other than Companies A-D) at the direction of the Company to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. Of the parties contacted, 14 parties (including Company G and Company H (as defined below)) executed non-disclosure agreements with the Company and were provided access to confidential information relating to the Company’s business and prospects. These non-disclosure agreements contained standstill provisions for the benefit of the Company, which standstill provisions terminated upon the announcement of the Transactions and did not preclude such counterparties, including Company G and Company H, from making an offer to acquire the Company’s securities or assets. Parties that remained involved in the process were requested to submit a non-binding indication of interest by September 17, 2020. Other than as described below, none of the outreach attempts to these 37 parties ultimately led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company. At the same time, the Company’s management reached out to 8 parties to determine whether such parties would be interested in exploring a potential acquisition of the portal and advertising business.

The seventeenth paragraph under the subsection titled “Background of the Offer,” appearing on page 32 of the Offer to Purchase, is amended and restated as follows (new language underlined; deleted language struck through):

On September 13, 2020, the Company Board met, with representatives of Canaccord Genuity and the Company’s outside corporate counsel, Gunderson Dettmer (“Gunderson”), and evaluated the letter of intent received from Company E. Canaccord Genuity also reviewed the feedback it had received from the further outreach relating to strategic alternatives that it had conducted at the direction of the Company. The Company’s management reviewed feedback it had received from the outreach relating to the potential divestiture of the portal and advertising business. The Company Board considered the fact that Mr. Rendino had previously invested alongside Company E through certain of his affiliated entities and had a prior relationship with Company E, and determined in light of that relationship to authorize a special transaction committee, comprised of its other directors, Mr. Himesh Bhise, Mr. Andrew Kau, Ms. Elisabeth Donohue, Mr. Mawan Fawaz, and Mr. Michael Montgomery (the “Company Special Committee”), all of the members of which were independent directors of the Company, other than Mr. Bhise. None of the members of the Company Special Committee had any prior relationship with Company E. The Company Special Committee had the exclusive authority and responsibility to engage in all discussions and negotiations with Company E and any other third parties that expressed an interest in an alternative transaction with the Company ~~was authorized to lead the negotiations with Company E~~on behalf of the Company and, based upon such negotiations, to recommend a transaction for approval by the full Company Board. In addition, the Company Special Committee was also authorized to engage one or more advisors and to use their services during these discussions and negotiations. As a precautionary measure, Mr. Rendino also agreed to recuse himself from substantive involvement with Company E on behalf of the Company.

The eighteenth paragraph under the subsection titled “Background of the Offer,” appearing on pages 32 and 33 of the Offer to Purchase, is amended and restated as follows (new language underlined):

On September 14, 2020, the Company received a non-binding indication of interest from a financial acquirer (“Company G”) who regularly makes investments in enterprise software companies. Company G’s letter of intent proposed acquiring only the Company’s software and services business for a cash purchase price of $40.0 to $50.0 million. However, the non-binding indication of interest from Company G reflected a valuation of the Company on an enterprise valuation basis that was a fraction of the implied valuation being offered pursuant to Company E’s letter of intent (and a fraction of the implied valuation later offered by CLP). Company G proposed paying cash for the purchase price, but Company G indicated that it would utilize equity and third party debt financing to finance the transaction.

The thirtieth and thirty first paragraphs under the subsection titled “Background of the Offer,”, appearing on page 34 of the Offer to Purchase, are amended and restated as follows (new language underlined):

On November 19, 2020, the Company entered into a mutual non-disclosure agreement with a publicly-traded media company (“Company I”), which had expressed potential interest in the Company’s portal and advertising business. The mutual non-disclosure agreement included a standstill provision for the benefit of each of the Company and Company I. This standstill provision terminated upon the announcement of the Transactions and did not preclude Company I from making an offer to acquire the Company’s securities or assets. Thereafter, Company I commenced its diligence review of the Company.

On December 8, 2020, Company I submitted a non-binding letter of intent to acquire solely the Company’s portal and advertising business for a purchase price of $10.0 million in cash paid at closing plus up to $10.0 million in additional earn-out contingent consideration based upon the results of the portal and advertising business during the one-year period after such closing, which contingent consideration was to be paid to the Company in the form of Company I’s common stock. Also on December 8, 2020, the full Company Board met for its regularly scheduled board update call. Mr. Rendino left the Company Board meeting early after an update to the Company Board relating to the process with Company E, and thereafter the remainder of the Company Board discussed the status of the proposed transaction with Company E. Mr. Bhise, the Company’s Chief Executive Officer, also reported on the status of the new non-binding letter of intent received from Company I for the Company’s portal and advertising business.

3. The information set forth in Section 15 of the Offer to Purchase, entitled “Certain Legal Matters; Regulatory Approvals; Litigation,” is hereby amended and supplemented by replacing the last sentence of the subsection entitled “Certain Litigation Matters” with the following:

“The parties believe the Complaints are wholly without merit. While Synacor believes that the disclosure set forth in the Schedule 14D-9 fully complies with applicable law, to moot certain of the plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to Synacor’s stockholders, Synacor has determined to voluntarily supplement Item 3, Item 4, Item 5 and Item 8 of the Schedule 14D-9 with the additional disclosures set forth in its Amendment No. 4 to the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with this Schedule TO, which should be read in its entirety. Nothing herein or in the Supplemental Disclosures should be deemed to be an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the parties deny all allegations in the Complaints that any additional disclosure was or is required. To the extent that the information in the Supplemental Disclosures differs from information contained in this Schedule TO, the information in the Supplemental Disclosures supersedes such information contained in this Schedule TO.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

SY MERGER SUB CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

SY HOLDING CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CLP SY HOLDING, LLC

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CENTRE LANE PARTNERS V, L.P.

By: Centre Lane Partners V GP, LLC Its: General Partner

By:	/s/ Quinn Morgan
Name:	Quinn Morgan
Title:	Authorized Signatory